SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                          Commission File Number 1-12625

                            Premier Bancshares, Inc.
                            ------------------------
              Exact name of registrant as specified in its charter)

    905 E. Paces Ferry Road, Atlanta, Georgia 30326 Telephone: (404) 814-3090
    -------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]*  Rule 12g-4(a)(2)(ii) [ ]   Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(1)(ii) [ ]   Rule 12h-3(b)(1)(i)  [X]*  Rule 12h-3(b)(2)(ii)   [ ]
Rule 12g-4(a)(2)(i)  [ ]   Rule 12h-3(b)(1)(ii) [ ]   Rule 15d-6             [ ]


Approximate number of holders of record as of the certification or notice date:
None
----

*Premier Bancshares, Inc. was merged with and into BB&T Corporation on January 13, 2000.

     Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, the successor by merger to Premier Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: January 19, 2000             BB&T CORPORATION

                                   By: /s/ Jerone C. Herring
                                   Name: Jerone C. Herring
                                   Title: Executive Vice President and Secretary

                          [BB&T Corporation letterhead]



January 19, 2000


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549

         Re:      Premier Bancshares, Inc. -- Form 15

Ladies and Gentlemen:

     On behalf of Premier Bancshares, Inc. (the "Company"), and pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 and Rule 10l(a) of Regulation S-T, we are transmitting via EDGAR a Form 15 relating to the deregistration of the Company's common stock, par value $1.00 per share.

     If you have any questions regarding this Form 15, please contact the undersigned at (336) 733-2180.

                                 Very truly yours,

                                 BB&T CORPORATION


                                 By:/s/ Jerone C. Herring
                                 Name:    Jerone C. Herring
                                 Title:   Executive Vice President and Secretary